UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 001-31599

Endurance Specialty Holdings Ltd.

(Translation of registrant’s name into English)

Waterloo House, 100 Pitts Bay Road,

Pembroke HM08, Bermuda (441) 278-0400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION FURNISHED AS PART OF THIS FORM 6-K

In connection with the liquidation of Endurance Specialty Holdings Ltd. (in Members’ Voluntary Liquidation) (the “Company”), following the transfer of substantially all of the Company’s assets and liabilities to its affiliate, Sompo International Holdings Ltd., on September 27, 2017, the Company today issued a notice of the distribution of the liquidation preference of $25,000 per share (the “Liquidation Preference”) on all 9,200 shares outstanding of its 6.350% Non-Cumulative Preferred Shares, Series C (the “Series C Preferred Shares”) on October 23, 2017, in full satisfaction of the Company’s obligations under the Series C Preferred Shares. The holders of the depositary receipts, each representing a 1/1000th interest in a Series C Preferred Share (the “Depositary Shares”), will receive a distribution of $25.00 per Depositary Share.

In addition, the Board of Directors of the Company has declared a dividend on the Series C Preferred Shares of $167.5694 per Series C Preferred Share ($0.1675694 per Depositary Share), which represents the dividend amount on the Series C Preferred Shares from and including September 15th to but excluding October 23rd (the “Dividend”). The Dividend is payable on October 23, 2017 to holders of the Series C Preferred Shares (and Depositary Shares) on such date.

The notice to holders of the Series C Preferred Shares (and the Depositary Shares), specifying the terms, conditions and procedures for the distribution of the Liquidation Preference and the Dividend for the Series C Preferred Shares, is available through The Depository Trust Company and the Company’s distribution agent, Computershare Trust Company, N.A. and Computershare Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENDURANCE SPECIALTY HOLDINGS LTD. (in Members’ Voluntary Liquidation)

Date: October 6, 2017	By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary